

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-mail
Meg A. Gentle
Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy, Inc.**
> **Cheniere Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 19, 2012**
> **File Nos. 1-16383 and 1-33366**

Dear Ms. Gentle:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments we may have additional comments.

Cheniere Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 33

Summary of Critical Accounting Policies and Estimates, page 48

Goodwill, page 50

1. We note goodwill was $76.8 million comprising approximately 3% of your total assets as of December 31, 2011 and attributable to your LNG terminal segment. Please tell us and revise your disclosure to clarify how you determine your reporting units.

2. To the extent your reporting unit has an estimated fair value that is not substantially in excess of its carrying value and goodwill for such reporting unit, if impaired, could materially impact your results of operations, please identify and provide the following disclosures in future filings:

   • Percentage by which fair value of your reporting unit exceeded its carrying values as of the date of the most recent test;
   • Description of the methods and key assumptions used and how the key assumptions were determined;
   • Discussion of the degree of uncertainty associated with the key assumptions.
   • Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   If you have determined the estimated fair value substantially exceeds the carrying value of your reporting unit, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 53

Note 2 – Summary of Significant Accounting Policies, page 61

Asset Retirement Obligations, page 65

3. We note your disclosure that you have determined the cost to surrender the Sabine Pass LNG terminal in the required condition will be minimal and therefore you have not recorded an ARO. In a prior response letter to us dated August 13, 2009 you stated you believed that you had no obligation at the end of the lease to perform retirement activities that would require expenditures by you; and therefore, no asset retirement obligation liability was required. Please tell us when you determined you had a minimal obligation

and explain to us how your determination not to record your obligation because it was minimal is consistent with the requirements of FASB ASC 410-20-25. See also SAB Topic 1:M. Further, please advise us of the language in the real estate property lease agreements that you considered in concluding your cost to surrender would be minimal and clarify what is meant by "required condition."

Note 10 – Property, Plant and Equipment, page 71

Natural Gas Pipeline Costs, page 72

4. Tell us and disclose the nature and amounts of your regulatory assets and liabilities for the most recent two fiscal years ended December 31, 2011. Further, discuss for us any material variances in the amounts of regulatory assets and liabilities between fiscal years.

Note 23 – Subsequent Events (Unaudited), page 86

5. We note in January 2012, you repaid the outstanding principal balance of the $298 million 2007 Term Loan due in May 2012. In this regard, it is not evident that your auditors' assumed responsibility for reviewing transactions and events occurring after the balance sheet date through the date of their report on February 24, 2012. Please advise or revise to remove "unaudited." See AU 560, Subsequent Events and AU. 530, Dating of Independent Auditors' Report.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

6. To the extent you use market data to benchmark your named executive officers' total compensation or any material element of compensation, please disclose the component companies of the benchmark. For example, we note that you relied on the Towers Watson U.S. Compensation Data Bank Energy Services Executive Database to benchmark total compensation and base salary. If you use such database or a similar database in the future, please disclose the component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

Analysis of Executive Officers' Total Compensation for 2011, page 29

2011 Long-Term Incentive Awards, page 32

7. Please disclose how you determined the amount of restricted shares to award to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Cheniere Energy Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 48

Note 3 – Summary of Significant Accounting Policies, page 57

Income Taxes, page 58

8. Please revise to clarify if Cheniere can demand payment for Texas franchise taxes as well as other state and local taxes that Sabine Pass LNG would have been required to pay on a separate company basis from the effective date of the agreement and/or if Cheniere has, in its sole discretion, demanded payment at any time since the effective date of the agreement.

Asset Retirement Obligations, page 59

9. We note your disclosure that you have determined the cost to surrender the Sabine Pass LNG terminal in the required condition will be minimal and therefore you have not recorded an ARO. Please explain to us how your determination not to record your obligation because it was minimal is consistent with the requirements of FASB ASC 410-20-25. See also SAB Topic 1:M. Further, please advise us of the language in the real estate property lease agreements that you considered in concluding your cost to surrender would be minimal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551- 3427 or Dietrich King, Legal Branch Chief, at (202) 551 - 3338 if you have questions regarding any other comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief